UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ONEIDA LTD.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

682505102

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

SCHEDULE 13G

CUSIP No. 682505102	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

98-0418059

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

CAYMAN ISLANDS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13G

CUSIP No. 682505102	Page 3 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANCHORAGE ADVISORS, L.L.C.

20-0042271

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)

OO, IA

SCHEDULE 13G

CUSIP No. 682505102	Page 4 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

20-0042478

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)

OO, HC

SCHEDULE 13G

CUSIP No. 682505102	Page 5 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANTHONY L. DAVIS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)

IN, HC

SCHEDULE 13G

CUSIP No. 682505102	Page 6 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

KEVIN M. ULRICH

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

CANADA

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)

IN, HC

SCHEDULE 13G

CUSIP No. 682505102	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

Oneida Ltd. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

163-181 Kenwood Avenue, Oneida, NY 13421.

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Master Offshore, Ltd. (“Anchorage Offshore”);
ii)	Anchorage Advisors, L.L.C. (“Advisors”);
iii)	Anchorage Advisors Management, L.L.C. (“Management”);
iv)	Anthony L. Davis (“Mr. Davis”); and
v)	Kevin M. Ulrich (“Mr. Ulrich”).

This statement related to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Anchorage Offshore, Advisors, Management and Messrs. Davis and Ulrich is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c)	Citizenship:
1)	Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;
2)	Advisors is a Delaware limited liability company;
3)	Management is a Delaware limited liability company;
4)	Mr. Davis is a citizen of the United States; and
5)	Mr. Ulrich is a citizen of Canada.

SCHEDULE 13G

CUSIP No. 682505102	Page 8 of 11 Pages

Item 2(d)	Title of Class of Securities:

Common Shares, par value $1.00 per share (the “Shares”).

Item 2(e)	CUSIP Number:

682505102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of no Shares.

Item 4(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 0.0% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Anchorage Offshore
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0
Advisors
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

SCHEDULE 13G

CUSIP No. 682505102	Page 9 of 11 Pages

Management
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0
Mr. Davis
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0
Mr. Ulrich
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

SCHEDULE 13G

CUSIP No. 682505102	Page 10 of 11 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SCHEDULE 13G

CUSIP No. 682505102	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007	ANCHORAGE CAPITAL MASTER OFFSHORE LTD.

	By:	/s/ Kevin M. Ulrich
	Name: Title:	Kevin M. Ulrich Director

Date: February 6, 2007	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

		By:	/s/ Anthony L. Davis
		Name: Title:	Anthony L. Davis Managing Member

Date: February 6, 2007	ANCHORAGE ADVISORS MANAGEMENT, LLC

	By:	/s/ Anthony L. Davis
	Name: Title:	Anthony L. Davis Managing Member

Date: February 6, 2007	ANTHONY L. DAVIS

/s/ Anthony L. Davis

Date: February 6, 2007	KEVIN M. ULRICH

/s/ Kevin M. Ulrich